

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2022

Jason DiBona
Chief Executive Officer
AeroClean Technologies, Inc.
10455 Riverside Drive
Palm Beach Gardens, FL 33410

> **Re: AeroClean Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 11, 2022**
> **File No. 333-266086**

Dear Mr. DiBona:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Josh Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology